Baird Funds, Inc.
777 East Wisconsin Avenue
Milwaukee, WI 53202

August 26, 2016

VIA EDGAR TRANSMISSION

Ms. Lauren Hamilton
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Baird Funds, Inc. (the “Company”) (File Nos. 333-40128 and 811-09997)

Dear Ms. Hamilton:

Below please find the comments that the Company received from you on July 1, 2016 with respect to the review of the annual reports (the “Reports”) and other filings for each series of the Company (each a “Fund” and together, the “Funds”) for the fiscal year ended December 31, 2015.  For your convenience, your comments have been reproduced with responses following each comment.  Capitalized terms have the same definitions as in the Reports.

In connection with this correspondence, the Company acknowledges that:

•	in connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Company and its management are solely responsible for the content of such disclosure;

•	the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the Commission from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

•	neither the Company nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Annual Report

Comment 1.	Please confirm the status of the Greenhouse MicroCap Discovery Fund.

Response:	On March 25, 2015, the Company filed a request pursuant to Rule 477(a) of the Securities Act of 1933 to withdraw certain post-effective amendments to the Company’s registration statement on Form N-1A regarding the registration of the Greenhouse MicroCap Discovery Fund. No securities were sold in connection with such post-effective amendments, and the Company has decided not to continue with the establishment of the fund at this time.

Comment 2.	Please confirm whether any of the Funds executed trades in reliance on Rule 17a-7 under the Investment Company Act of 1940 (the “1940 Act”) during the last fiscal year. If so, please explain why disclosure pursuant to ASC 850-10-50 was not included in the Reports. Please also explain why the Funds did not disclose such transactions quantitatively in the Reports. Please also confirm that all such transactions were conducted in accordance with Rule 17a-7, including appropriate oversight from the Company’s Board.

Response:	Four transactions were effected under the Company’s Affiliated Transaction procedures during the fiscal year ended December 31, 2015, all of which were conducted in accordance with Rule 17a-7, related Commission guidance, and the Company’s procedures for such transactions (such procedures having been approved by the Company’s board). The transactions were ratified by the Company’s board as being conducted in accordance with such procedures. The Company did not include disclosure pursuant to ASC 850-10-50 or quantitative disclosure in the Reports because the transactions were not deemed to meet the applicable disclosure requirements. The Company will carefully consider such disclosure requirements with respect to Rule 17a-7 or other affiliated person transactions in the future.

Comment 3.	The graphical representation of holdings for the Ultra-Short Bond Fund noted significant sector weightings in industrials (28%) and finance (33%) that were similar to the prior year. Please confirm whether such sectors are part of the Fund’s principal investment strategies and if so, add appropriate disclosure to the prospectus. Please confirm whether sector risk is disclosed as a principal risk of the Fund and if not, please add such disclosure. Please consider the same comment with respect to each other Fund.

Response:	The Company confirms that none of the Funds invest in particular sectors as a part of their principal investment strategies, although such strategies may result in significant sector weightings from time to time depending on market environments and available investment opportunities. The Company will consider adding disclosure on sector risk to the prospectus at its next annual update.

Comment 4.	The line graph for certain Funds reflects a period greater than ten years. In future filings, such graphs should reflect the past ten years, or the life of the fund if it is less than ten years.

Response:	The requested change will be reflected in future filings.

Comment 5.	The Quality Intermediate Municipal Bond Fund changed its benchmark effective September 1, 2015. In future filings, please explain the reason(s) for the change and compare the Fund’s annual change in the value of an investment in the hypothetical account with the new and former indexes, when the change occurred during the previous year.

Response:	The requested change will be reflected in future filings.

Comment 6.	In future filings, please specify the class of any money market mutual funds listed in the Schedule of Investments (“SOI”).

Response:	The requested change will be reflected in future filings.

Comment 7.	In the SOI for future filings, for variable rate securities, please indicate a description of the reference rate and spread and the end of period interest rate or disclose in a note to the schedule the end of period reference rate for each reference rate described in the schedule. Please note this change also applies to future filings on Form N-Q.

Response:	The Company is reviewing the proposed reporting requirements for variable rate securities and will consider the inclusion of the requested information in future filings.

Comment 8.	Please confirm that any restricted securities that are part of 50 largest issues are disclosed separately from any unrestricted securities that are part of the 50 largest issues within the summary schedule across all Funds in compliance with Regulation S-X Rule 12-12C.3.

Response:	The Company so confirms.

Comment 9.	In the Statements of Assets and Liabilities, please explain what is included in the “Payable to Advisor and Distributor” line item and how often such payables are settled.

Response:	The “Payable to Advisor and Distributor” line items reflect advisory fees, Rule 12b-1 fees, and administration fees payable to the Advisor (which also serves as each Fund’s distributor), as applicable to each Fund. Advisory and administration fees are paid to the Advisor monthly, and Rule 12b-1 fees are paid to the distributor or to financial intermediaries on behalf of the distributor on a monthly or quarterly basis depending on the particular intermediary.

Comment 10.	The following Funds had large accrued expenses. Please confirm such expenses comply with Regulation S‑X Rule 6-04.10, which requires the Funds to state separately any other liabilities that are material: Baird LargeCap Fund, Baird Small/Mid Cap Value Fund, and Baird SmallCap Value Fund.

Response:	The Company believes that the amount of accrued expenses listed in the Report for each of the above-referenced Funds is not material to the applicable Fund and confirms that such disclosures comply with Regulation S-X Rule 6-04.10. However, the Company will separately disclose the accrued compensation of the Company’s directors in the Funds’ Statements of Assets and Liabilities in future filings.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
 as Administrator for the Company